EXHIBIT 12.2

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS AND UNIT DISTRIBUTIONS

(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Consolidated net earnings	$1,760,959	$1,292,540	$925,515	$739,284	$229,529
Add (Deduct):
Fixed charges	344,205	382,436	375,094	382,210	458,285
Capitalized interest	(54,493)	(64,815)	(60,808)	(61,457)	(67,955)
Earnings from unconsolidated entities, net	(248,567)	(206,307)	(159,262)	(134,288)	(97,220)
Distributed income from equity entities	307,220	286,651	284,664	294,890	68,319
Income tax expense (benefit)	54,609	54,564	23,090	(25,656)	106,733
Earnings, as adjusted	$2,163,933	$1,745,069	$1,388,293	$1,194,983	$697,691
Combined fixed charges and preferred stock dividends and unit distributions:
Interest expense	$274,486	$303,146	$301,363	$308,885	$379,327
Capitalized interest	54,493	64,815	60,808	61,457	67,955
Portion of rents representative of the interest factor	15,226	14,475	12,923	11,868	11,003
Total fixed charges	344,205	382,436	375,094	382,210	458,285
Preferred stock dividends and unit distributions	6,499	6,714	6,651	7,431	18,391
Combined fixed charges and preferred stock dividends and unit distributions	$350,704	$389,150	$381,745	$389,641	$476,676
Ratio of earnings, as adjusted, to combined fixed charges and preferred stock dividends and unit distributions	6.2	4.5	3.6	3.1	1.5